Exhibit 99.1

ING

Press release

Corporate Communications
Amsterdam, 2 May 2019

ING posts 1Q19 net result of €1,119 million

ING maintains good commercial momentum, while continuing KYC enhancement programme

- Retail primary customer relationships rose by 150,000 to reach 12.6 million
- Net core lending increased by €8.7 billion in 1Q19; net customer deposit inflow amounted to €4.8 billion

ING 1Q19 underlying pre-tax result is €1,582 million

- Results reflect continued business growth at resilient margins, solid fee income and good cost control
- Four-quarter rolling underlying ROE was 11.0% and the ING Group CET1 ratio increased to 14.7%

CEO statement

"We've had a positive start to the year, with first-quarter results that show good commercial momentum," said Ralph Hamers, CEO of ING Group. "Our global primary customer base grew by 150,000 to 12.6 million and our most recent net promoter scores among customers rank us first in six of our 13 retail markets. We recorded €8.7 billion of net core lending growth. Our first-quarter underlying pre-tax result declined 6.2% to €1,582 million compared to the first quarter of 2018. Income grew both year on year and sequentially and we see the positive results of our transformation programme coming through, especially in the Netherlands and Belgium. However, this was offset by higher but still relatively low risk costs, and pressure from low interest rates in our main eurozone markets.

"We continue to improve the way we manage non-financial risk. An important element of that is our global know your customer (KYC) enhancement programme. We now have over 2,500 full-time employees working on KYC across the bank, in all client segments and all business units. We have rolled out an adverse media screening tool and have begun assessing behavioural risks. All these efforts aim to further embed non-financial risk management structurally throughout ING.

"At the same time, we continued to innovate in the first quarter to improve the banking experience for our customers, while helping them transition to a more efficient and more sustainable economy. We've taken steps to make banking easier for our customers. We participated in the initial launch of instant payments in the Netherlands and Belgium by the Dutch Payments Association and the Belgian Banking Federation. Funds now get credited to the beneficiary account within five seconds, giving customers immediate access to their funds and helping them optimise cash flows. Later this year, we expect to expand instant payments to other countries and other banks in Europe.

"We also enhanced our service offering at ING in France by launching 'instant mortgages'. By digitalising the process required for a mortgage and making use of the European PSD2 legislation we can now grant home loan approvals in just two days.

"We took several steps in blockchain and distributed ledger technology to further improve our offering and client experience. For example, we made codes we had created to ensure data privacy even faster, safer and easier to use with a new release called Bulletproofs. These codes, which are open source, were successfully used in the first quarter in a proof of concept with a university in the Netherlands. ING is also co-developing a platform called MineHub to help clients in metals and mining to lower costs, increase transparency and contribute to sustainable production and trading. Our work does not go unnoticed. We rank fifth among global listed companies with the highest blockchain potential for 2019 in Forbes.

"ING continued to empower clients in transitioning to a low-carbon and self-reliant society in the first quarter by taking part in 12 sustainable bond transactions and 16 sustainable loan transactions. Many of these were sustainability 'firsts', such as our first solar rooftop financing in Asia Pacific and the first sustainability improvement loan in the US general industrial sector.

"One thing that should remain absolutely clear is that we understand how vital it is to master the management of nonfinancial risks as well as financial risks, and we are committed to doing so. This dedication is matched by our commitment to our customers as we continuously look for new innovative ways to empower them to stay a step ahead in life and in business."

Investor enquiries
T: +31 (0)20 576 6396
E: investor.relations@ing.com

Press enquiries
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Investor conference call
2 May 2019 at 9:00 am CET
+31 (0)20 531 5821 (NL)
+44 203 365 3209 (UK)
+1 866 349 6092 (US)
Live audio webcast at www.ing.com

Media conference call
2 May 2019 at 11:00 am CET
+31 (0)20 531 5871 (NL)
+44 203 365 3210 (UK)
Live audio webcast at www.ing.com

Business Highlights Share Information Table of contents Share Information Business Highlights Consolidated Results Retail Banking Wholesale Banking Corporate Line Consolidated Balance Sheet Risk Management C apital, Liquidity and F unding Economic Environment Appendix Share information 2 3 4 9 13 17 18 20 21 23 24 (end of period in euros) Financial calendar Amsterdam): Market capitalisation (in î billion) 75 entitlement (Euronext Amsterdam)*: 48 50 43 25 Amsterdam)*: 0 31 Mar. 2018 30 Jun. 2018 30 Sep. 2018 31 Dec. 2018 31 Mar. 2019 * Only if any dividend is paid All dates are provisional Listing information The ordinary shares of ING Group are listed on the exchanges of Amsterdam, Brussels and New York (NYSE). American Depositary Receipts (ADRs) For questions related to the ING ADR programme, please visit J . P . Morgan Depositary Receipts Services at www . adr . com , or contact : liLListi Listings Broker/Institutional investors please contact: J.P. Morgan Chase Bank, N.A. Depositary Receipts Group 383 Madison Avenue, Floor 11 New York, NY 10179 In the US: (866) JPM - ADRS Outside the US: +1 866 576 - 2377 ADR shareholders can contact J.P. Morgan Transfer Agent Service Center: J.P. Morgan Chase Bank, N.A. P.O. Box 64504 St. Paul, MN 55164 - 0504 In the US: +1 800 990 1135 Outside the US: +1 651 453 2128 Email: jpmor gan.adr@eq - us .com Tickers Security codes Stock e x changes (Bloombe r g, R euters) (ISIN, SEDOL1) E u r onext Amste r dam INGA N A , ING A . A S and Brussels N e w Y ork Stock E x change ING US, ING.N NL0011821202, BZ57390 US4568371037, 2452643 Shareholders or holders of ADRs can request a hard copy of ING’s audited financial statements, free of charge, at www.ing.com/publications.htm Relative share price performance 1 January 2018 to 31 March 2019 120 110 100 90 80 70 60 50 1 Jan. 2018 1 Apr. 2018 1 Jul. 2018 1 Oct. 2018 1 Jan. 2019 31 Mar. 2019 ING Stoxx Europe 600 Banks Euro Stoxx Banks Euro Stoxx 50 2 ING Press Release 1Q2019 53 3 7 42 P ayment date final dividend 2018 ( E u r onext Thursday, 2 May 2019 P ayment date final dividend 2018 (N Y SE): Thursday, 9 May 2019 Publi c ation r esu lts 2Q2019: Thursday, 1 August 2019 E x - date f or interim dividend 2019 ( E u r onext Monday, 5 August 2019 Amsterdam)*: R e c o r d date f or interim dividend 2019 T uesday, 6 August 2019 R e c o r d date f or interim dividend 2019 Monday, 12 August 2019 entitlement (N Y SE)*: P ayment date interim dividend 2019 ( E u r onext Monday, 12 August 2019 P ayment date interim dividend 2019 (N Y SE)*: Monday, 19 August 2019 Publi c ation r esu lts 3Q2019: Thursday, 31 O c tober 2019 1Q2018 2Q2018 3Q2018 4Q2018 1Q2019 Shares (in millions, end of period) 3,894.8 0.7 3,894.1 3,891.6 Total number of shares - Treasury shares - Shares outstanding Average number of shares 3,888.0 3,891.5 3,891.6 3,891.7 0.9 1.7 0.9 1.1 3,887.1 3,889.9 3,890.7 3,890.6 3,885.0 3,889.7 3,890.1 3,890.8 Share price (in euros) End of period High Low 13.70 12.33 11.18 9.41 16.66 14.45 13.10 11.39 13.41 12.28 10.89 9.19 10.78 11.67 9.34 Net result per share (in euros) Shareholders' equity per share Dividend per sha r e (in eu r os) Pri c e / earnings r atio 1) Pri c e/book r atio 0.32 0.37 0.20 0.33 12.91 12.85 12.59 13.09 - 0.24 - 0.44 10.7 9.5 9.8 7.8 1.06 0.96 0.89 0.72 0.29 13.56 - 9.1 0.80 1) Four - quarter rolling average

Business Highlights ING delivered good commercial momentum in the first quarter of 2019 as our di ﬀ erentiating customer experience helped attract new customers and deepen our relationships with existing ones. Sustainability ING supported 12 sustainable bond transactions and 16 sustainable loan transactions to market in the first quarter. Many of these were sustainability finance ‘firsts’, as we empower our clients to transition to a low - carbon economy. Examples include the first green bond in the Philippines to fall under the ASEAN Green Bond Standards; the first green bond for one of the world’s leading auto leasing companies, which will be used to acquire electric vehicles; our first solar rooftop financing in Asia Pacific; and the first sustainability improvement loan in the US general industrial sector, to be used for sustainable water technology. Also, ING and the European Investment Bank closed the first financing under the Green Financing Framework that we had co - developed. This loan will help Dutch shipping client Splietho ﬀ upgrade nearly half of its fleet to meet green standards. Innovation In the first quarter, we made it easier for customers to make payments in the Benelux, and we improved the process to obtain a mortgage in France. ING was part of the initial launch of instant payments in the Netherlands and Belgium by the Dutch Payments Association and the Belgian Banking Federation. Funds are now credited to the beneficiary account within five seconds, 24/7, 365 days a year. This gives customers immediate access to their funds and helps them optimise cash flows. Later this year we expect to expand the instant clearing connections to support instant payments with other countries and other banks in Europe. Our sustainability expertise was recognised by the governments of Austria, Poland and Spain. In Austria, we were asked to be part of a government working group on green finance to help shape a sustainable future for the country. In Poland, we received a government mandate to issue euro - denominated green bonds. And in Spain, we were awarded a recurrent sustainability mandate to help regional governments with their sustainability goals. ING in France launched ‘instant mortgages’, which enables customers to get approval for a home loan in only two days. It digitalises the processes required for a mortgage and applies the European payments legislation PSD2 by collecting bank transaction data from ING and other banks. We were also recognised for our sustainability leadership by independent institutions. For the fourth year in a row, ING was included in CDP’s Climate A - list of 126 companies that are leading on climate change action. We also remain a sustainability ‘leader’ according to Sustainalytics, which ranks us ninth out of 336 global banks. Blockchain In the first quarter, we took several steps in blockchain and distributed ledger technology to further improve our o ﬀ ering and the client experience. ING joined a consortium to co - develop a blockchain - based platform with mining technology company MineHub. The goal is to help our clients in the metals and mining sector lower costs, increase transparency and contribute to sustainable production and trading. Know your customer Our global know your customer (KYC) enhancement programme is underway, and we now have over 2,500 full - time employees working on it across the bank. The programme encompasses all client segments in all business units and focuses on three parts: doing a look - back analysis on post - transaction monitoring; enhancing customer due diligence files; and implementing structural solutions to help us be better. All required screening components are being incorporated into the client due diligence process, and an adverse media screening tool has been rolled out in most countries. We are also assessing internal behavioural risks, supported by a team with psychological training to identify certain behaviours and intervene where needed. We also made blockchain even safer for our clients by improving ways to ensure data privacy within distributed ledgers. Bulletproofs is an extension to previous releases of ‘zero - knowledge range proof’ and ‘zero - knowledge set membership’. This code made it possible to validate a secret value without having to reveal it. Now, Bulletproofs eliminates the need for the creator of the parameters to know the secret value, making the code both faster, safer and easier to use. Our pioneering work with distributed ledger technology is not only benefiting customers. Our open - source approach allows the entire financial industry, and beyond, to use our innovations. For example, our zero - knowledge range proofs were used successfully in the Netherlands in an open - source proof of concept with a university, based on a use case from a government agency. We’re in regular contact with regulators as part of this programme. In March, we were informed by the Italian Central Bank about their report on shortcomings in anti - money laundering processes at ING Italy. We’re analysing these findings and taking the necessary steps to improve processes and the management of compliance risks in Italy, in line with our global enhancement programme. In the meantime, ING Italy will refrain from taking on new clients, while continuing to fully serve our existing clients. ING was ranked by investment strategy firm Reality Shares in Forbes as fifth for global listed companies with the highest blockchain - related potential in 2019. The article cited the ‘tremendous e ﬀ ort’ we have made in a short amount of time to build a presence in blockchain technology. ING Press Release 1Q2019 3

Consolidated Results Consolidated results 4 ING Press Release 1Q2019 1Q2019 1Q2018 Change 4Q2018 Change Profit or loss (in € million) Net inte r est inc ome 3 , 483 3 , 404 2 . 3 % Net f ee and c ommission in c ome 675 661 2 . 1 % I n v estment inc ome 150 65 130 . 8 % Other inc ome 268 327 - 18 . 0% 3,571 - 2.5% 704 - 4.1% - 132 358 - 25.1% T o t al underlying in c ome 4,576 4,457 2.7% 4,501 1.7% Sta ﬀ expenses 1 , 374 1 , 340 2 . 5 % R eg u latory costs 1 ) 515 493 4 . 5 % Other expenses 898 853 5 . 3% 1,351 1.7% 266 93.6% 952 - 5.7% Underlying ope r ating e xpenses 2,787 2,686 3.8% 2,568 8.5% G r oss r esult 1,789 1,771 1.0% 1,933 - 7.4% Addition to loan loss p r o visions 2) 207 85 143.5% 242 - 14.5% Underlying r esult be f o r e t ax 1,582 1,686 - 6.2% 1,692 - 6.5% T a x ation 443 464 - 4.5% Non - c ont r olling inte r ests 21 29 - 27.6% 425 4.2% 29 - 27.6% Underlying net r esult 1,119 1,192 - 6.1% Special items a f ter tax 0 0 1,238 - 9.6% 0 Net r esult f r om Banking 1,119 1,192 - 6.1% 1,238 - 9.6% Net r es u lt Insu r an c e Other 0 33 - 100.0% 35 - 100.0% Net r esult ING G r oup 1,119 1,225 - 8.7% 1,273 - 12.1% Net r es u lt per sha r e (in €) 0.29 0.32 0.33 Capital ratios (end of period) ING G r oup sha r eholders' equity (in € billion) 52.8 50.2 5.2% ING G r oup c ommon equity Tier 1 r atio 3) 14.7% 14.3% 50.9 3.6% 14.5% Customer lending/deposits (end of period, in € billion) R esidential mo r tgages 291 . 6 278 . 3 4 . 8 % Other customer lending 318 . 7 299 . 9 6 . 3 % Customer deposits 561 . 4 546 . 8 2 . 7% 287.7 1.4% 309.0 3.1% 555.8 1.0% Profitability and efficiency Underlying inte r est ma r gin 1 . 55% 1 . 52 % Underlying c os t /in c ome r atio 60 . 9% 60 . 3 % Underlying r eturn on equity based on IFRS - EU equity 4 ) 9 . 0% 10 . 0 % Employees (internal FT E s, end of period) 52 , 658 51 , 752 1 . 8% 1.56% 57.1% 10.2% 52,855 - 0.4% Four - quarter rolling average key figures Underlying inte r est ma r gin 1 . 54% 1 . 54 % Underlying c os t /in c ome r atio 55 . 0% 55 . 7 % Underlying r eturn on equity based on IFRS - EU equity 4 ) 11 . 0% 10 . 3% 1.53% 54.8% 11.2% Risk Stage 3 r atio (end of period) 1 . 5% 1 . 7 % Stage 3 p r o vision c ov e r age r atio (end of period) 30 . 7% 33 . 8 % Risk c osts in bps of a v e r age customer lending 14 6 Risk c osts in bps of a v e r age R W A 26 11 Risk - w eighted assets (end of period, in € billion) 311 . 9 312 . 4 - 0 . 2% 1.5% 30.6% 16 31 314.1 - 0.7% 1) Regulatory costs represent bank taxes and contributions to the deposit guarantee schemes (‘DGS’) and the (European) singl e r esolution fund (‘SRF’). 2) The amount presented in 'Addition to loan loss provisions' (which is equivalent to risk costs) includes write - o ﬀ s and recoveries on loans and receivables not included in the stock of provision for loan losses. 3) Interim profit not included in CET1 capital in 1Q2019 amounting to €2,595 million (FY18: €1,712 million). 4) Annualised underlying net result divided by average IFRS - EU shareholders' equity excluding interim profit not included in CET1 capital. Note: Underlying figures are non - GAAP measures. These are derived from figures according to IFRS - EU by excluding the impact from special items and Insurance Other. See the Appendix for a reconciliation between GAAP and non - GAAP figures.

Consolidated Results

ING's first-quarter 2019 net result was €1,119 million, down from €1,225 million in the first quarter of 2018 and €1,273 million in the previous quarter. Commercial momentum was good in the first quarter of 2019: the number of primary customer relationships increased by 150,000, net core lending grew by €8.7 billion and net customer deposits rose by €4.8 billion. ING Group's CET1 ratio improved to 14.7% at the end of March 2019 from 14.5% at year-end 2018.

The underlying net result, defined as the net result excluding Insurance Other, was also €1,119 million in the first quarter of 2019 versuse €1,192 million one year ago and €1,238 million in the fourth quarter of 2018. ING's underlying return on IFRS-EU equity was 9.0% in the first quarter of 2019. On a four-quarter rolling basis, which reduces the seasonality in results, the underlying return on ING's IFRS-EU equity was 11.0%.

Underlying income increased both year-on-year and sequentially, driven by continued business growth and a one-off gain from the release of a currency translation reserve following the sale of ING's stake in Kotak Mahindra Bank. These factors were partly offset by lower Treasury-related revenues and negative valuation adjustments in Financial Markets. Expenses excluding regulatory costs remained under control and declined from the elevated expense level in the fourth quarter of 2018. Risk costs were €207 million, or an annualised 14 basis points of average customer lending (or 26 basis points of average RWA).

Underlying results

The first-quarter 2019 underlying result before tax of €1,582 million was mainly attributable to net interest income supported by resilient margins and continued loan growth; net fee and commission income was also solid. Furthermore, results were supported by a one-off gain from the release of a currency translation reserve, while risk costs remained well below ING's through-the-cycle average. The pre-tax result was negatively affected by the seasonally higher regulatory costs in the first quarter (notably in Belgium, Germany and Poland) and the impact of negative valuation adjustments in Financial Markets.

Compared with the first quarter of 2018, the underlying result before tax declined 6.2% as higher income was offset by higher (but still relatively low) risk costs and an increase in operating expenses. On a sequential basis, the underlying result before tax fell 6.5%; this was fully caused by the seasonally higher regulatory costs in the first quarter of 2019.

Total underlying income

Total underlying income rose 2.7% to €4,576 million compared with the first quarter of 2018. The increase mainly reflects a €119 million one-off gain from the release of a currency translation reserve following the sale of ING's stake in Kotak Mahindra Bank in the first quarter of 2019. Excluding this gain, income was stable as the impact of continued growth in most business units was largely offset by lower Treasury-related revenues and negative valuation adjustments in Financial Markets. Compared with the fourth quarter of 2018, which included €28 million of one-off items (gain on equity-linked bond transaction in Belgium, a higher contribution from ING's stake in TMB and a loss on the intended sale of an Italian lease run-off portfolio), underlying income rose by €75 million, or 1.7%.

Total customer lending rose by €13.6 billion in the first quarter of 2019 to €610.3 billion, of which €2.2 billion was due to higher Treasury lending. Excluding this item and adjusted for currency impacts and a €0.3 billion decline in the run-off portfolios of WUB and Lease, net growth in ING's core lending book was €8.7 billion. Residential mortgages increased by €2.9 billion due to growth in almost all countries, including the Netherlands. Other net core lending grew by €5.9 billion. This was mainly attributable to Wholesale Banking, which reported an increase of €3.9 billion, including volume growth in Trade & Commodity Finance, which was due among others to an increase in oil prices. In Retail Banking, other net core lending grew by €2.0 billion, primarily in the Benelux.

Customer deposits increased by €5.6 billion to €561.4 billion in the first quarter of 2019. Excluding a €0.3 billion decline in Treasury and adjusted for currency impacts, net customer deposits in Retail and Wholesale Banking grew by €4.8 billion. Retail Banking generated a net inflow of €5.6 billion, driven by growth in most countries. Retail Germany reported a net outflow of €0.9 billion in the first quarter after the strong growth in the fourth quarter of 2018, which had been driven by a promotional savings campaign. Net customer deposits in Wholesale Banking decreased by €0.9 billion.

Underlying net interest income increased to €3,483 million from €3,404 million in the first quarter of 2018, despite a €12 million decline in the volatile interest results of Financial Markets. The increase was driven by higher interest results on customer lending due to volume growth in both mortgages and other customer lending, as well as an improved interest margin on residential mortgages. The interest margin on other customer lending narrowed, partly reflecting heightened competition in some of our markets. The interest results on customer deposits declined slightly compared with the first quarter of 2018. This was caused by lower interest margins on both savings and current accounts, which were only partly offset by the impact of higher volumes (primarily in current accounts).

ING Press Release 1Q2019 5

Consolidated Results Compared with the fourth quarter of 2018, total net interest income decreased by €88 million, or 2.5%. The decline was partly caused by €20 million of lower volatile interest results in Financial Markets (with an o ﬀ set in other income). Net interest income on customer lending and customer deposits both declined due to lower margins and despite higher average product volumes. Only the margin on residential mortgages improved compared with the previous quarter. movements on some macro hedges, whereas the year - ago quarter included positive valuation adjustments. Compared with the fourth quarter of 2018, which included a €101 million gain on an equity - linked bond transaction in Belgium and an approximately €50 million higher contribution from our stake in TMB (mainly driven by one - o ﬀ s), other income fell by €90 million. Excluding the aforementioned items, other income rose by €61 million, mainly due to higher client activity in Financial Markets. Net interest income (in € million) and net interest margin (in %) Operating expenses Underlying operating expenses increased by €101 million, or 3.8%, compared with the year - ago quarter and were €219 million, or 8.5%, higher than in the fourth quarter of 2018. The strong increase compared with the previous quarter was fully attributable to the seasonally higher regulatory costs, as ING is required to recognise certain annual charges – such as the contributions to the European single resolution fund and the annual Belgian bank tax – in full in the first quarter of the year. Total regulatory costs rose to €515 million in the first quarter of 2019 from €493 million one year ago and €266 million in the fourth quarter of 2018, which included the annual Dutch bank tax. 3,750 1.60 3,441 3,500 3,404 1.56% .55% 3,250 1.55 1.54% 1.54% 1.54% 3,000 1.51% 1.53% 2,750 1.50 1Q2018 2Q2018 3Q201 8 4Q2018 1Q2019 Net interest income Net interest margin Net interest margin 4 - quarter rolling average ING’s first - quarter 2019 net interest margin was 1.55% compared with 1.56% in the fourth quarter of 2018. The lower interest results in Financial Markets led to a one basis point decline, whereas the aforementioned impact of lower interest margins on non - mortgages lending and customer deposits was largely o ﬀ set by a decline of the average balance sheet. Operating expenses (in € million) and cost/income ratio (in %) 3,000 2,600 2,200 1,800 1,400 1,000 62.5 Net fee and commission income rose to €675 million from €661 million one year ago. In Retail Banking, net fee and commission income increased by €14 million, mainly due to higher fee income in Germany and the Netherlands, while fees declined in Turkey and Belgium. Total fee income in Wholesale Banking was in line with the first quarter of 2018, despite the inclusion of Payvision, due to factors such as lower deal activity in Corporate Finance and lower fee income in Trade Finance Services. Compared with the fourth quarter of 2018, net fee and commission income fell by €29 million. This decline was predominantly due to seasonally lower deal activity in Lending in Wholesale Banking. Within Retail Banking, lower fee income in both Germany and the Netherlands was more than o ﬀ set by increases in fee income in Belgium and the Other Challengers & Growth Markets. 5.0% ,272 50.0 1Q201 8 2Q201 8 3Q201 8 4Q201 8 1Q2019 Regulatory costs Expenses excluding regulatory costs C/I ratio (4 - quarter rolling average) Expenses excluding regulatory costs rose by €79 million, or 3.6%, compared with a year ago to €2,272 million. Higher expenses were recorded in the Retail Challengers & Growth Markets (primarily due to further business growth) and in the Corporate Line mainly due to higher shareholder and KYC - related expenses. Wholesale Banking expenses also increased, as expenses in the first quarter of 2018 included a positive one - o ﬀ from a release from a litigation provision in Luxembourg. These increases were partly o ﬀ set by lower expenses in Retail Benelux, mainly due to structural cost savings realised from the ongoing transformation programmes. Investment income increased to €150 million from €65 million in the first quarter of 2018, primarily due to a €119 million gain on the release of a currency translation reserve following the sale of ING’s stake in Kotak Mahindra Bank. Excluding this one - o ﬀ gain, investment income declined by €34 million on the year - ago quarter due to lower realised results on debt securities. Compared with the fourth quarter of 2018, which included a €123 million loss on the intended sale of an Italian lease run - o ﬀ portfolio, investment income rose by €282 million. It is expected that the sale of the Italian lease run - o ﬀ portfolio will be finalised in the coming months. Compared with the fourth quarter of 2018, expenses excluding regulatory costs declined by €31 million, or 1.3%. This decline was primarily in Retail Netherlands, mainly due to lower sta ﬀ - related expenses and marketing costs as well as lower expenses for the transformation programmes. Declines were also visible in Retail Belgium, Retail Other Challengers & Growth Markets, and Wholesale Banking. This was partly o ﬀ set by higher expenses in Retail Germany for strategic and IT - related investments, and in the Corporate Line due to KYC - related expenses and a VAT refund in the previous quarter. Other income declined to €268 million from €327 million in the first quarter of 2018. The decrease was primarily caused by a decline in Financial Markets revenues due to negative model valuation adjustments and negative marked - to - market 6 ING Press Release 1Q2019 60.0 57.5 55.0 52.5 515 493 9 8 91 266 55.7% 56.1% 55.5% 54.8% 5 2,19 3 2,24 9 2,21 6 2,30 3 2 3,50 0 3,57 1 3,483 1 1.53% 1.52% 1.52%

Consolidated Results ING’s first - quarter 2019 underlying cost/income ratio was 60.9% compared with 60.3% in the year - ago quarter and 57.1% in the previous quarter. On a four - quarter rolling average basis, which reduces the seasonal impact of regulatory costs, the underlying cost/income ratio decreased to 55.0% from 55.7% one year ago, and was slightly higher than the 54.8% in the full year 2018. predominantly in individual Stage 3 provisions and mainly attributable to a few larger clients in Belgium, the Americas and Italy. ING’s Stage 3 ratio, which represents Stage 3 credit - impaired outstandings as a percentage of total credit outstandings, remained stable at 1.5% compared with year - end 2018. The total number of internal sta ﬀ decreased by 197 FTEs in the first quarter of 2019 to 52,658 FTEs. This was mainly due to a FTE decline of 232 in total Retail Banking sta ﬀ (especially in Turkey). Internal sta ﬀ in Wholesale Banking increased by 36 FTEs . To better align our disclosure of risk costs with the market, ING has started to disclose quarterly risk costs in annualised basis points of average customer lending. Total first - quarter 2019 risk costs were 14 basis points of average customer lending versus only 6 basis points in the first quarter of 2018 and 16 basis points in the fourth quarter of 2018. Based on the old metric, risk costs were 26 basis points of average risk - weighted assets (RWA) versus 11 basis points in the year - ago quarter and 31 basis points in the previous quarter. Total first - quarter 2019 risk costs were in line with the amounts reported in the last two quarters of 2018 and remained well below ING’s through - the - cycle average of approximately 25 basis points of average customer lending (or 40 - 45 basis points of average RWA). Addition to loan loss provisions ING recorded €207 million of net additions to loan loss provisions in the first quarter of 2019 compared with €85 million in the first quarter of 2018, when risk costs were positively a ﬀ ected by net releases in Retail Netherlands and Wholesale Banking. Risk costs in the fourth quarter of 2018 were €242 million. Overall, the macroeconomic outlook has turned less positive. For the US, the near - term outlook is still positive, but over the forecast period growth is expected to fall below the recent trend as the impact of tax cuts fades and the e ﬀ ects of higher interest rates kick in. Lower eurozone growth is expected given a slowdown in world trade and increased political uncertainties (trade war, Brexit, etc.). Underlying result before tax ING’s first - quarter 2019 underlying result before tax was €1,582 million, down 6.2% from a year ago due to higher risk costs as an increase in operating expenses was more than o ﬀ set by higher income. Quarter - on - quarter, the underlying result before tax fell 6.5%, caused fully by the seasonally higher regulatory costs in the first quarter. Excluding regulatory costs, the underlying pre - tax result rose 7.2%. Addition to loan loss provisions (in € million) 300 60 200 40 85 100 Underlying result before tax (in € million) 15 20 2,500 2,000 1,500 1,000 500 0 2,022 0 0 1Q2018 2Q2018 3Q2018 4Q2018 1Q2019 Addition to loan loss provisions Risk costs in bps of average RWA (annualised) Risk costs in bps of average customer lending (annualised) Retail Netherlands recorded €11 million of risk costs in the first quarter of 2019, up from a net release of €13 million in the year - ago quarter, but down from €45 million in the fourth quarter of 2018, which included the impact of a more prudent approach for part of the Dutch mortgage portfolio. Risk costs in Retail Belgium were €42 million and mainly related to business lending; the level of risk costs was in line with both comparable quarters. 1Q201 8 2Q201 8 3Q201 8 4Q201 8 1Q2019 Underlying net result ING’s underlying net result was €1,119 million, down 6.1% year - on - year and down 9.6% sequentially. The e ﬀ ective underlying tax rate was 28.0% compared with 27.5% one year ago and 25.1% in the previous quarter. Return on equity (in %) Risk costs in the Retail Challengers & Growth Markets were €84 million, up from €62 million in the first quarter of 2018, but down from €107 million in the previous quarter. First - quarter 2019 risk costs were recorded mainly in Turkey, Spain and Poland, whereas risk costs in Germany were limited at €2 million. 15 10.3 10 10.0 1Q2018 12.0 2Q2018 12.7 3Q2018 10.2 4Q2018 5 1Q2019 Underlying return on IFRS - EU equity (quarter) Underlying return on IFRS - EU equity (4 - quarter rolling average) Wholesale Banking recorded €71 million of risk costs in the first quarter of 2019 compared with a net release of €10 million in the year - ago quarter and €50 million of risk costs in the previous quarter. First - quarter 2019 risk costs were In the first quarter of 2019, ING’s underlying return on average IFRS - EU equity was 9.0% compared with 10.0% ING Press Release 1Q2019 7 9.0 10. 4 10. 7 11. 2 11.0 2,124 1,68 6 1,69 2 1,582 242 21 5 207 31 11 5 27 26 14 11 1 4 16 6 8

Segment Reporting: Retail Banking Consolidated Results reported over the first quarter of 2018 and 10.2% over the fourth quarter of 2018. On a four - quarter rolling average basis, which reduces the seasonality in results, the underlying r eturn on ING G r ou p ’s a v e r age IFRS - EU equity declined slightly to 11.0% from 11.2% in the previous four - quarter rolling period. ING’s underlying return on equity is calculated using IFRS - EU shareholders' equity after excluding 'interim profit not included in CET1 capital'. As at 31 March 2019, interim profit not included in CET1 capital amounted to €2,595 million, which is equal to the approved final dividend over 2018 (€1,712 million) and €882 million reserved for future dividend payments (being one third of the total dividend over 2018). To align with ING's CET1 ambition of around 13.5%, the return - on - equity calculation for segments and products has been changed. As from 2019, average equity for segments and products is based on 13.5% of risk - weighted assets. In the old metric, average equity was based on 12% of risk - weighted assets. The comparitive ROEs have been adjusted. Net result ING’s first - quarter 2019 net result amounted to €1,119 million compared with €1,225 million in the year - ago quarter and €1,273 million in the fourth quarter of 2018. In the first quarter of 2019, there were no special items and no results from Insurance Other as ING sold its last warrants related to its previous Insurance activities in November 2018. In the first quarter of 2018, ING recorded a €33 million net result from Insurance Other. This profit reflects the result from the sale in March 2018 of the remaining warrants on Voya shares and a change in valuation of the warrants on NN Group shares. In the fourth quarter of 2018, a €35 million net result from Insurance Other was recorded, reflecting the profit made on the termination of the warrant agreement between NN Group and ING in November 2018, for which NN Group has paid a total consideration of €76 million. With this transaction, ING no longer holds any warrants related to its previous Insurance activities. ING’s net result per share was €0.29 in the first quarter of 2019 based on an average number of shares outstanding of 3,891.6 million during the quarter. 8 ING Press Release 1Q2019

Segment Reporting: Retail Banking

Retail Benelux: Consolidated profit or loss account

	Retail Benelux[1]		Netherlands[1]		Belgium	
In € million	1Q2019	1Q2018	1Q2019	1Q2018	1Q2019	1Q2018
Profit or loss						
Net interest income	1,350	1,379	874	932	476	446
Net fee and commission income	256	252	166	158	90	95
Investment income	8	45	1	23	6	22
Other income	92	138	61	91	31	47
Total underlying income	**1,705**	**1,814**	**1,102**	**1,204**	**603**	**610**
Expenses excl. regulatory costs	824	859	486	497	338	362
Regulatory costs	262	278	72	96	190	181
Operating expenses	**1,086**	**1,136**	**558**	**593**	**528**	**543**
Gross result	**619**	**678**	**544**	**611**	**75**	**67**
Addition to loan loss provisions	52	34	11	-13	42	47
Underlying result before tax	**567**	**644**	**533**	**623**	**33**	**21**
Customer lending/deposits (end of period, in € billion)						
Residential mortgages	150.5	147.6	112.1	111.1	38.4	36.5
Other customer lending	99.3	94.3	47.9	47.5	51.4	46.9
Customer deposits	234.9	226.3	147.4	142.7	87.5	83.7
Profitability and efficiency[2]						
Cost/income ratio	63.7%	62.6%	50.6%	49.3%	87.6%	89.0%
Return on equity based on 13.5% CET1[3]	14.8%	16.2%	25.0%	26.7%	2.4%	0.7%
Employees (internal FTEs, end of period)	17,225	17,265	9,137	8,925	8,088	8,340
Risk[2]						
Risk costs in bps of average customer lending	8	6	3	-3	19	23
Risk costs in bps of average RWA	24	15	9	-10	42	52
Risk-weighted assets (end of period, in € billion)	87.1	89.1	47.4	52.9	39.7	36.2

[1] As per 1Q2019, the Dutch domestic midcorporates real estate finance portfolio transferred from Wholesale Banking to Retail Banking Netherlands. Historical figures have been adjusted.
[2] Key figures based on underlying figures.
[3] Underlying after-tax return divided by average equity based on 13.5% of RWA (annualised).

Retail Benelux

"In 1Q19, Retail Benelux continued to focus on the implementation of our KYC enhancement programme and its ongoing transformation.

"As mentioned at the Investor Day in March, the challenges we face in the current operating environment are persistently low interest rates and increasing regulatory requirements and costs. We aim to safeguard a strong financial and competitive position by keeping our focus on customers and providing them with a differentiated service experience.

"Commercially, both the Netherlands and Belgium achieved strong first-quarter results, particularly in light of the aforementioned challenges. Customer lending grew in both countries as we continued to support our customers' financial needs.

"Our cross-border teams are diligently executing the Unite be+nl programme and we are progressing well towards our goals and ambitions. The cost savings from the transformation programmes continue to materialise and support our financial performance."

Roland Boekhout, Member Management Board Banking, Head of Market Leaders

Retail Netherlands

As from 2019, Retail Netherlands includes the real estate finance portfolio to Dutch domestic midcorporates of €11 billion. This portfolio was transferred from Wholesale Banking to define clearer roles and responsibilities. All comparative figures have been adjusted.

Retail Netherlands posted an underlying result before tax of €533 million, down 14.4% from the year-ago quarter. The decrease in pre-tax result was mainly attributable to lower net interest income (reflecting lower margins on savings and current accounts as well as lower income from Treasury-related activities) combined with €24 million of higher risk costs, mainly related to specific files within business lending. Underlying expenses decreased by €35 million, or 5.9%, due primarily to lower regulatory costs and lower IT costs.

Sequentially, the underlying result before tax rose by €28 million, or 5.5%, mainly due to lower expenses and risk costs. Income fell by €43 million, mainly due to the lower Treasury-related revenues and lower interest margins on savings and current accounts. This was more than offset by €37 million of lower expenses (after a more elevated cost level in the previous quarter) and €34 million of lower risk costs (as the fourth quarter had included an extra addition reflecting a more prudent approach for part of the mortgage portfolio). The return on equity, based on a 13.5% common equity Tier 1 ratio, was a strong 25.0% in the first quarter of 2019.

ING Press Release 1Q2019 9

Segment Reporting: Retail Banking Underlying result before tax - Retail Netherlands (in î million) Year - on - year, total expenses and risk costs decreased, while income was only slightly lower. On a sequential basis, the underlying result before tax excluding regulatory costs rose by €37 million, mainly reflecting higher income from mortgages and Treasury - related activities combined with lower expenses. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 2.4% in the first quarter of 2019 . On a four - quarter rolling average basis, which reduces the seasonality in results, the ROE improved slightly to 8 . 1 % from 7 . 8 % in the full - year 2018 . 800 738 702 600 533 505 400 200 0 1Q201 8 2Q2018 3Q2018 4Q2018 1Q2019 Total underlying income decreased 8.5% year - on - year. The decline mainly reflects lower Treasury - related revenues and reduced net interest income reflecting lower margins on savings and current accounts. These decreases were partly compensated by higher income on mortgages from both volume growth and improved margins. Sequentially, total underlying income declined 3.8%, due to lower income from Treasury - related activities and from margin pressure on customer deposits (both savings and current accounts) and non - mortgage lending. Underlying result before tax - Retail Belgium (in î million) 400 300 177 200 100 0 33 21 1Q2018 2Q2018 3Q2018 4Q2018 1Q2019 Total customer lending increased by €2.7 billion in the first quarter to €160.0 billion. Net core lending (excluding Treasury and the WUB run - o ﬀ portfolio) rose by €1.4 billion, of which €0.5 billion was in residential mortgages. Net customer deposits (excluding Treasury) grew by €1.4 billion, of which €0.3 billion was in current accounts and €1.1 billion in savings and deposits. Total underlying income fell by €7 million, or 1.1%, year - on - year. This decline mainly reflects lower interest results on savings and current accounts, and lower income from investment and financial markets products. These factors were partly compensated by higher income from mortgages, reflecting volume growth and improved margins. Sequentially, total underlying income rose 4.5%, driven by higher income from both mortgages and Treasury - related activities. Underlying operating expenses decreased by €35 million from a year ago to €558 million. The decrease was mainly due to lower regulatory costs and lower IT expenses, which w e r e only pa r tly o ﬀ set by higher sta ﬀ expenses. Sequentially, expenses fell by €37 million, or 6.2%, following a more elevated cost level in the previous quarter and despite €13 million of higher regulatory costs. Customer lending increased by €2.5 billion in the first quarter of 2019 to €89.8 billion. Net core lending (which excludes Treasury) grew by €1.0 billion, consisting of a €0.4 billion increase in residential mortgages and €0.6 billion in other lending, mainly business lending. Total customer deposits at the end of the first quarter of 2019 stood at €87.5 billion; this includes €2.0 billion of net growth during the quarter, primarily in current accounts. First - quarter 2019 risk costs were €11 million, which translates into 3 basis points of average customer lending or 9 basis points of average risk - weighted assets. In the first quarter of 2018, risk costs had been € - 13 million due to releases in the mortgage and real estate finance portfolios, whereas fourth - quarter 2018 risk costs were €45 million as that quarter was impacted by an addition related to a more prudent approach for part of the mortgage portfolio. Underlying operating expenses were €528 million, down 2.8% from the year - ago quarter. This decrease mainly reflects lower sta ﬀ - related expenses stemming from the transformation programmes, and more than compensated for higher regulatory costs. On a sequential basis, expenses increased by €168 million, as the annual contributions for the European single resolution fund, the Belgian deposit guarantee scheme and the Belgian bank tax were recorded in the first quarter. Expenses excluding regulatory costs decreased by €13 million, or 3.7%, mainly due to lower IT expenses related to the transformation programmes. Risk - weighted assets decreased by €0.7 billion in the first quarter of 2019 to €47.4 billion, mainly reflecting positive risk migration. Retail Belgium Retail Belgium, which includes Luxembourg, posted a first - quarter underlying result before tax of €33 million, up €12 million from the year - ago quarter, but €144 million lower than in the fourth quarter of 2018. The sharp decline versus the previous quarter was caused by the annual Belgian regulatory costs, which are booked in full in the first quarter of each year. Excluding regulatory costs, the pre - tax result was €37 million higher than in the fourth quarter of 2018. First - quarter risk costs were €42 million, which translates into 19 basis points of average customer lending or 42 basis points of average RWA. Risk costs were €47 million in the year - ago quarter and €40 million in the fourth quarter of 2018. Risk - weighted assets increased by €0.6 billion in the first quarter of 2019 to €39.7 billion. The increase mainly reflects lending growth. 10 ING Press Release 1Q2019 21 1 187 623

Segment Reporting: Retail Banking

Retail Challengers & Growth Markets: Consolidated profit or loss account

In € million	Retail Challengers & Growth Markets		Germany		Other Challengers & Growth Markets	
	1Q2019	1Q2018	1Q2019	1Q2018	1Q2019	1Q2018
Profit or loss						
Net interest income	1,079	1,090	391	422	688	668
Net fee and commission income	159	149	55	46	104	103
Investment income	15	-5	11	0	4	-5
Other income	78	45	41	12	37	33
Total underlying income	**1,331**	**1,279**	**498**	**479**	**833**	**799**
Expenses excl. regulatory costs	713	673	243	224	470	448
Regulatory costs	121	105	52	51	69	54
Operating expenses	**834**	**777**	**296**	**275**	**538**	**502**
Gross result	**497**	**501**	**203**	**204**	**295**	**297**
Addition to loan loss provisions	84	62	2	9	82	52
Underlying result before tax	**414**	**440**	**201**	**195**	**213**	**245**
Customer lending/deposits (end of period, in € billion)						
Residential mortgages	140.3	129.8	73.8	70.3	66.5	59.5
Other customer lending	37.9	39.3	10.7	13.0	27.2	26.3
Customer deposits	265.6	252.9	136.9	132.5	128.8	120.5
Profitability and efficiency[1]						
Cost/income ratio	62.6%	60.8%	59.3%	57.4%	64.6%	62.8%
Return on equity based on 13.5% CET1[2]	11.4%	12.7%	15.1%	15.7%	9.4%	11.2%
Employees (internal FTEs, end of period)	22,496	22,636	4,861	4,737	17,635	17,899
Risk[1]						
Risk costs in bps of average customer lending	19	15	1	5	35	24
Risk costs in bps of average RWA	45	33	3	15	67	42
Risk-weighted assets (end of period, in € billion)	73.3	74.6	25.4	25.3	47.9	49.3

[1] Key figures based on underlying figures.
[2] Underlying after-tax return divided by average equity based on 13.5% of RWA (annualised).

Retail Challengers & Growth Markets

"During 1Q19, Retail Challengers & Growth Markets continued to focus on strengthening KYC processes. Our management team in Italy is working closely with the regulators on taking all necessary steps towards resolving the identified shortcomings in our processes and procedures. Regulatory compliance is our number-one priority and we will continue to improve our management of non-financial risk in all countries where we operate.

"Commercially, our results remained strong. Germany continued to deliver on its customer promise, as reflected by growing primary customers. Australia, Poland and Spain achieved further growth and all achieved #1 NPS rankings, demonstrating the value of our Think Forward strategy.

"In Austria, we expanded our product range to include mortgages, which further reinforces our brand as a universal digital bank. This product launch was possible through the joint cooperation with ING-owned mortgage broker Interhyp."

Aris Bogdaneris, Member Management Board Banking, Head of Challengers & Growth Markets

Retail Germany

Retail Germany, which includes Austria, recorded a first-quarter 2019 underlying result before tax of €201 million, up slightly from €195 million in the first quarter of 2018. This increase is primarily explained by higher income and lower risk costs, partly offset by higher expenses to support business growth. Compared with the fourth quarter of 2018, the result before tax decreased by €88 million. This was fully due to two factors: i) seasonally higher regulatory costs in the first quarter due to the annual recognition of part of the deposit guarantee scheme costs and the contribution to the European single resolution fund and ii) a release in risk costs of €52 million in the previous quarter to reflect a review of the consumer lending portfolio. Retail Germany continued to record solid growth in the first quarter of 2019, adding approximately 60,000 primary customers and growing net core lending by €0.2 billion. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 15.1% in the first quarter of 2019.

Underlying result before tax - Retail Germany (in € million)


400
300
200
100
0
195
228
260
289
201
1Q2018
2Q2018
3Q2018
4Q2018
1Q2019

ING Press Release 1Q2019

11

Segment Reporting: Retail Banking

Total underlying income was €498 million, up 4.0% from the first quarter of 2018. The increase reflects selective lending growth focused on better margins. Compared with the fourth quarter of 2018, total income increased by €11 million, mainly on the back of improved Treasury-related results, partly offset by lower fee income on mortgages and investment products.

Total customer lending increased by €0.5 billion in the first quarter of 2019 to €84.5 billion. Net core lending, which excludes Treasury products, grew by €0.2 billion, almost entirely in residential mortgages and despite the seasonally higher prepayments in the first quarter. Customer deposits decreased by €1.1 billion to €136.9 billion. Excluding Treasury, customer deposits decreased by €0.9 billion, mainly due to anticipated savings outflow resulting from the expiration of a promotional rate which had contributed approximately €5 billion of savings inflow in the fourth quarter of 2018.

Operating expenses increased year-on-year by €21 million to €296 million in the first quarter of 2019. The increase was mainly driven by investments to accelerate the acquisition of primary customers in Germany, as well as the launch of Interhyp in Austria. Sequentially, operating expenses increased by €52 million, of which €35 million was for regulatory costs. Expenses excluding regulatory costs rose by €17 million, mainly due to higher IT costs, as well as higher acquisition costs resulting from approximately 150,000 newly opened current accounts and 60,000 more primary customers compared with the fourth quarter of 2018.

Risk costs were €2 million compared with €9 million in the first quarter of 2018 and €-45 million in fourth quarter of 2018, which had included a release of €52 million to reflect a review of the consumer lending portfolio.

Risk-weighted assets increased by €0.1 billion in the first quarter of 2019 to €25.4 billion, in line with lending volume growth.

Retail Other Challengers & Growth Markets

Retail Other Challengers & Growth markets posted an underlying result before tax of €213 million, down from €245 million in the first quarter of 2018. The decrease was mainly due to higher risk costs and increased regulatory expenses, which were partially compensated by higher income in most countries. Sequentially, underlying result before tax rose by €55 million due to lower risk costs, as the previous quarter included several model updates and negative risk migration in Turkey. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 9.4% in the first quarter of 2019.

Underlying result before tax - Retail Other Challengers & Growth Markets (in € million)



400
300
200
100
0
245
215
313
158
213
1Q2018
2Q2018
3Q2018
4Q2018
1Q2019

Total underlying income rose 4.3% to €833 million compared with the first quarter of 2018. This increase was driven by ongoing strong commercial momentum across most of the countries, as reflected in higher customer volumes and growth in the customer base. Compared with the fourth quarter of 2018, income dropped by €17 million. This was fully due to a higher contribution from ING's stake in TMB in the previous quarter as the trend in underlying revenues remained positive in the first quarter of 2019.

Customer lending rose by €2.7 billion in the first quarter to €93.7 billion. Excluding currency impacts and Treasury, net core lending grew by €2.2 billion, of which €1.8 billion was in residential mortgages. Australia, Spain and Poland were the main contributors to the net core lending growth, while lending in Turkey declined. Customer deposits increased by €3.4 billion to €128.8 billion. Net customer deposits (excluding currency impacts and Treasury) grew by €3.1 billion, primarily driven by strong net inflows in Australia, Spain and Poland.

Operating expenses totalled €538 million, an increase of €36 million from a year ago. This was mainly due to €15 million of higher regulatory costs and additional staff costs to support commercial growth in most businesses. Compared with the fourth quarter of 2018, operating expenses remained flat as higher regulatory costs were fully compensated by lower costs for strategic initiatives.

Risk costs were €82 million, up from €52 million in the first quarter of 2018, but down from €152 million in the previous quarter, which included model updates in Spain and Romania, as well as negative risk migration in Turkey. First-quarter 2019 risk costs were an annualised 35 basis points of average customer lending (or 67 basis points of average RWA).

Risk-weighted assets decreased by €1.0 billion in the first quarter of 2019 to €47.9 billion, predominantly due to the sale of ING's stake in Kotak Mahindra Bank. On underlying terms, risk-weighted assets continue to develop in line with lending volume growth.

12 ING Press Release 1Q2019

Segment Reporting: Wholesale Banking Wholesale Banking 1) Lending & Trade Finance Financial Markets 4) Treasury & Other Net fee and commission income Investment income Other income 262 8 106 261 24 179 112 0 - 9 103 - 3 - 15 126 0 12 130 0 7 20 0 84 18 0 136 4 8 21 10 27 51 Total underlying income 1,307 1,335 741 648 326 311 196 258 44 118 Expenses excl. regulatory costs Regulatory costs 640 132 593 111 221 48 197 29 161 30 162 15 196 35 209 39 61 18 24 28 Operating expenses 771 704 269 226 192 178 231 248 79 52 Gross result 536 632 472 422 134 133 - 35 10 - 36 66 Addition to loan loss provisions 71 - 10 57 - 23 18 - 2 - 2 0 - 2 15 Underlying result before tax 465 642 416 445 116 135 - 33 10 - 34 52 Customer lending/deposits (end of period, in € billion) Residential mortgages Other customer lending Customer deposits 0.8 181.2 60.9 0.8 166.0 67.7 0.0 142.5 0.4 0.0 122.4 0.6 0.0 32.8 49.7 0.0 33.8 52.3 0.0 1.2 5.4 0.0 1.8 4.7 0.8 4.6 5.4 0.8 8.1 10.1 Profitability and efficiency 2) Cost/income ratio Return on equity based on 13.5% CET1 3) Employees (internal FTEs, end of period) 59.0% 6.3% 12,935 52.7% 9.9% 11,848 36.3% 8.7% 34.9% 11.2% 58.8% 10.4% 57.1% 12.3% 117.8% - 3.6% 96.2% 1.2% 181.1% - 8.1% 43.9% 12.7% Risk 2) Risk costs in bps of average customer lending Risk costs in bps of average RWA Risk - weighted assets (end of period, in € billion) 16 19 148.5 - 3 - 3 145.4 16 24 95.0 - 8 - 11 86.1 18 30 23.6 - 2 - 3 25.5 - 54 - 4 21.0 1 0 24.3 - 14 - 9 9.0 64 61 9.4 1) As per 1Q2019, the Dutch domestic midcorporates real estate finance portfolio transferred from Wholesale Banking to Retail Ba nking Netherlands. Historical figures have been adjusted. 2) Key figures based on underlying figures. 3) Underlying after - tax return divided by average equity based on 13.5% of RWA (annualised). 4) Return on equity of ING's total Financial Markets activities (including Retail Banking) was - 1.1% in 1Q2019 and 4.4% in 1Q20 18. Wholesale Banking Following the Wholesale Banking strategic review in 2018, the product group split in Wholesale Banking has changed in 2019 to better reflect how the business is managed. The most important change is that most of the lending activities are now concentrated under the new product group ‘Lending’. The main exception is Trade & Commodity Finance, which, together with Transaction Services, is included in the product group ‘Daily Banking & Trade Finance’. Furthermore, the real estate finance portfolio related to Dutch domestic midcorporates (which had been included under Industry Lending) has been transferred to Retail Netherlands to define clearer roles and responsibilities. All comparative figures have been adjusted. "In Wholesale Banking, our KYC programme is well underway and we have partnered with innovative companies to use KYC - related Artificial Intelligence services. "Our 1Q19 results remained robust, despite higher costs and a challenging environment which impacted parts of the business, especially Financial Markets. "Meanwhile, we continued our focus on becoming a more client - centric, product - agnostic, sector - specific organisation. We want to create value for our clients by building on our in - house expertise, further simplifying the services we provide and increasing our productivity. We also took several steps to develop blockchain and distributed ledger technology that will further improve our offering and client experience. Underlying result before tax - Wholesale Banking (in î million) 1,000 800 600 400 200 0 547 465 "We continued to execute our sustainability strategy. In 1Q19, ING supported 12 sustainable bond transactions and 16 sustainable loan transactions to market. Many of these were sustainability ‘firsts’, as we empower clients in the transition to a low - carbon economy." 1Q201 8 2Q201 8 3Q201 8 4Q2018 1Q2019 In the first quarter of 2019, the underlying result before tax was €465 million, down from €642 million one year ago. The decline reflects higher risk costs (after a net release in Isabel Fernandez , Member Management Board Banking, Head of Wholesale Banking ING Press Release 1Q2019 13 64 2 67 5 665 In € million T o tal Daily Banking 1Q2019 1Q2018 1Q2019 1Q2018 1Q2019 1Q2018 1Q2019 1Q2018 1Q2019 1Q2018 Profit or loss Net interest income 930 871 639 562 188 174 92 104 11 31

Segment Reporting: Wholesale Banking

the first quarter of 2018), lower income in Financial Markets and Treasury & Other, and higher expenses as the year-ago quarter included a release of a legal provision, but was also due to higher regulatory costs and the inclusion of Payvision. These impacts were only partly offset by higher income in Lending and Daily Banking & Trade Finance (DB&TF).

Sequentially, the underlying result before tax fell by €82 million, mainly due to lower interest results, less fee income (due to seasonally lower deal closings) and higher risk costs, while expenses were stable despite higher regulatory costs. Lower pre-tax results were reported in Lending (partly caused by a €101 million gain on an equity-linked bond transaction recorded in the previous quarter) and in DB&TF, whereas Financial Markets and Treasury & Other both recorded improved, but still negative pre-tax results. The improvement in Treasury & Other was primarily due to the €123 million loss recorded in the fourth quarter of 2018 related to the intended sale of an Italian lease run-off portfolio.

Net core lending (excluding currency impacts, Treasury and the lease run-off portfolio) grew by €3.9 billion in the first quarter of 2019, with a significant portion in Trade & Commodity Finance, mainly driven by an increase in oil prices.

The return on equity, based on a 13.5% common equity Tier 1 ratio, was 6.3% in the first quarter of 2019. On a four-quarter rolling average basis, the ROE declined to 8.5% from 9.4% in the full-year 2018.

Total underlying income was €1,307 million, 2.1% lower than in the first quarter of 2018. This was mainly due to lower income in Financial Markets and Treasury & Other, while income in Lending was higher. Sequentially, total income was 4.4% lower. Excluding the aforementioned one-off impacts in the fourth quarter of 2018 (gain on bond transaction and loss on intended sale of a lease run-off portfolio), income fell 5.9%. This was mainly due to lower income in Lending (primarily due to lower deal activity) and in DB&TF (on the back of the lower average volumes in Trade & Commodity Finance), partly offset by higher Financial Markets revenues.

Net interest income increased 6.8% year-on-year, driven by resilient margins and volume growth in Lending, which more than compensated for lower interest results in Financial Markets and in Treasury & Other. On a sequential basis, net interest income fell 5.6%, mainly due to a narrowing of the interest margin on most products.

Net fee and commission income was broadly in line year-on-year, despite the inclusion of Payvision as from the second quarter of 2018. Excluding Payvision, commission income decreased, mainly due to Corporate Finance on the back of lower deal activity and lower fees from Trade Finance Services. Sequentially, net fee and commission income fell 11.2%, mainly reflecting seasonally lower fees in Lending. Investment income decreased by €16 million year-on-year, primarily due to lower capital gains on the sale of government bonds recorded in Treasury & Other. Sequentially, investment income improved by €134 million, as the previous quarter included a €123 million loss related to the intended sale of an Italian lease run-off portfolio.

Total other income was €106 million, down from €179 million in the first quarter of 2018, mainly due to negative model valuation adjustments and negative marked-to-market movements on some macro hedges in Financial Markets, and lower hedge effectiveness results in Treasury. Sequentially, other income fell by €106 million, mainly in Lending due to the aforementioned gain on a bond transaction in the fourth quarter of 2018.

Operating expenses increased to €771 million from €704 million in the first quarter of 2018. The increase was mainly due to a release of a legal provision in the first quarter of 2018, the inclusion of Payvision, as well as higher regulatory and KYC-related costs. The regulatory costs in the first quarter of 2019 included the annual contribution to the European single resolution fund as well as the annual Belgian bank tax, while the fourth quarter of 2018 included the annual Dutch bank tax. Sequentially, expenses excluding regulatory costs fell 1.7%. The decrease reflects strict ongoing cost control.

First-quarter 2019 risk costs amounted to €71 million (or 16 basis points of average customer lending), up from a net release of €10 million in the first quarter of 2018 and an addition of €50 million in the previous quarter.

In the first quarter of 2019, risk-weighted-assets decreased by €1.6 billion to €148.5 billion, mainly due to positive risk migration and lower market RWA, partly offset by currency impacts and an increase in operational RWA.

Lending

Underlying result before tax - Lending (in € million)


800
600
400
200
0
445
470
483
607
416
1Q2018
2Q2018
3Q2018
4Q2018
1Q2019

Lending posted an underlying result before tax of €416 million, down 6.5% from the first quarter of 2018. Strong asset growth and resilient margins could not compensate for higher risk costs and expenses. Expenses increased year-on-year due to higher regulatory costs and staff costs as well as higher KYC and innovation-related investments. Sequentially, the underlying result before tax fell 31.5%, mainly as a result of the aforementioned €101 million gain on an equity-linked bond transaction in the fourth quarter of 2018. In addition, deal activity in Lending was at a lower level in the first quarter of 2019. Net core lending increased by €2.5 billion in the first quarter of 2019.

14

ING Press Release 1Q2019

Segment Reporting: Wholesale Banking

Income increased 14.4% versus the first quarter of last year, driven by volume growth and higher fee income. Sequentially, income excluding the gain on the equity-linked bond transaction in the previous quarter decreased by €76 million, due to lower interest and commission income, which in the previous quarter was supported by higher deal activity.

Expenses were 19.0% higher than in the first quarter of 2018. Excluding regulatory costs, expenses increased 12.2%, mainly due to higher personnel expenses related to wage inflation and higher headcount to support business growth, as well as increased costs from KYC and innovation-related investments. Sequentially, expenses increased by €4 million.

Risk costs amounted to €57 million and primarily included larger files in Italy, the Americas and Belgium. Risk costs rose from €-23 million in the year-ago quarter, which had included releases in the Netherlands and Belgium. Sequentially, risk costs rose from €46 million in the fourth quarter of 2018.

Daily Banking & Trade Finance

Underlying result before tax - Daily Banking & Trade Finance (in € million)


300
200
100
0
135
169
134
190
116
1Q2018
2Q2018
3Q2018
4Q2018
1Q2019

Daily Banking & Trade Finance (DB&TF) posted an underlying result before tax of €116 million, down 14.1% from one year ago due to higher regulatory expenses and higher risk costs, which were only partially compensated by higher fee income resulting from the inclusion of Payvision. Sequentially, the result before tax decreased 38.9%, mainly due to lower income in Trade & Commodity Finance, higher expenses and a more normalised level of risk costs.

Income rose 4.8% year-on-year, mainly attributable to the inclusion of Payvision as well as higher income in Payments & Cash Management. Compared to the previous quarter, income decreased 7.1%, mainly a consequence of lower average volumes in Trade & Commodity Finance and lower income from Trade Finance Services. Net core lending of DB&TF increased by €1.5 billion in the first quarter from a relatively low level at year-end 2018. The increase in net core lending was predominantly in Trade & Commodity Finance, which was partly caused by higher oil prices.

Expenses rose 7.9% year-on-year, and the increase was fully attributable to higher regulatory expenses. Even including Payvision, expenses excluding regulatory cost remained broadly stable due to strict cost management. Sequentially, expenses increased by €27 million, of which €17 million is explained by higher regulatory costs.

Risk costs amounted to €18 million for the quarter compared with net releases of €2 million in the first quarter of 2018 and €4 million in the previous quarter. Risk costs in the current quarter mainly reflect additions for some larger files in The Netherlands.

Financial Markets

Underlying result before tax - Financial Markets (in € million)


75
0
-75
-150
10
30
2
-78
-33
1Q2018
2Q2018
3Q2018
4Q2018
1Q2019

Financial Markets posted an underlying result before tax of €-33 million compared with €10 million in the first quarter of 2018 and €-78 million in the fourth quarter of 2018.

Income fell by €62 million from one year ago. The decrease was mainly caused by negative model valuation adjustments and negative marked-to-market movements on some macro hedges. These factors were only partially compensated by increased client trading, in particular for Rates and Credit Trading.

Compared with the low level of income in the fourth quarter, income rose by €20 million, mainly driven by Rates and Credit Trading and despite the aforementioned negative valuation adjustments and MtM movements in the first quarter of 2019.

Operating expenses decreased 6.9% year-on-year, largely due to lower staff costs as well as lower regulatory costs. Compared with the previous quarter, expenses declined by €20 million, mainly due to €12 million of lower regulatory costs. Expenses excluding regulatory costs decreased 4.4%.

Treasury & Other

Underlying result before tax - Treasury & Other (in € million)


100
0
-100
-200
-300
52
6
45
-173
-34
1Q2018
2Q2018
3Q2018
4Q2018
1Q2019

Treasury & Other recorded an underlying result before tax of €-34 million versus €52 million in the first quarter of 2018 and €-173 million in the previous quarter. Income fell to €44 million from €118 million a year ago, mainly reflecting a decline in Treasury income due to lower (but still positive) hedge ineffectiveness results and lower capital gains on the sale of government bonds. In addition, revenues in Corporate Finance (previously reported under Financial Markets) decreased due to lower deal activity. Sequentially, total income rose by €121 million, as the previous quarter included

ING Press Release 1Q2019

15

Segment Reporting: Corporate Line Banking Segment Reporting: Wholesale Banking a €123 million loss on the intended sale of an Italian lease run - o ﬀ portfolio. Operating expenses rose by €27 million year - on - year. The increase was mainly due to the release of a legal provision in Luxembourg in the first quarter of 2018, as well as higher regulatory costs. Sequentially, operating expenses declined by €11 million, despite higher regulatory costs, as the fourth quarter of 2018 included impairments on a real estate run - o ﬀ portfolio and a one - o ﬀ pension expense in the UK. Risk costs amounted to € - 2 million for the quarter, down from €15 million in the first quarter of 2018 and €6 million in the fourth quarter of 2018. The risk costs in the first quarter of 2018 were mainly related to the Italian lease run - o ﬀ portfolio. 16 ING Press Release 1Q2019

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account		
In € million	1Q2019	1Q2018
Profit or loss		
Net interest income	123	64
Net fee and commission income	-2	-1
Investment income	119	1
Other income	-8	-35
Total underlying income	**233**	**29**
Expenses excl. regulatory costs	96	68
Regulatory costs	0	0
Operating expenses	**96**	**68**
Gross result	**137**	**-40**
Addition to loan loss provisions	0	0
Underlying result before tax	**137**	**-40**
of which:		
Income on capital surplus	-9	4
Foreign currency exchange ratio hedging	152	88
Other Group Treasury	-57	-61
Group Treasury	86	31
Other Corporate Line	51	-71

Corporate Line posted an underlying result before tax of €137 million in the first quarter of 2019 compared with €-40 million in the first quarter of 2018. Underlying income improved to €233 million from €29 million one year ago. This improvement was primarily due to a release in the currency translation reserve of €119 million related to the forthcoming liquidation of a foreign-currency-denominated entity following the sale of ING's stake in Kotak Mahindra Bank, as well as higher income from foreign currency exchange ratio hedging. These factors were only partly offset by higher expenses.

Operating expenses increased by €28 million compared with the same quarter of last year, mainly due to higher shareholder and KYC-related expenses. The underlying result before tax in the fourth quarter of 2018 was €15 million.

The Group Treasury-related result before tax in the first quarter of 2019 was €86 million compared with €31 million in the same quarter of last year. The income on capital surplus was €-9 million in the first quarter of 2019 versus €4 million one year ago. This was mainly due to a lower result on capital investments and higher solvency costs, partly offset by a higher benefit allocation to the business units. The foreign currency exchange ratio hedging result was €152 million in the first quarter of 2019 versus €88 million in the first quarter of last year. The €64 million increase was mainly due to a higher capital charge received from ING's non-eurozone entities. The Other Group Treasury result primarily reflects the isolated legacy costs (mainly negative interest results) caused by replacing short-term funding with long-term funding during 2012 and 2013. The first-quarter 2019 result amounted to €-57 million versus €-61 million one year ago. The €4 million difference was mainly due to run-off in the legacy portfolio.

The Other Corporate Line result before tax, which includes items such as shareholder expenses and unallocated income and other expenses, improved to €51 million from €-71 million one year ago. The improvement mainly reflects the aforementioned €119 million release in the currency translation reserve related to the sale of ING's stake in Kotak Mahindra Bank, which more than offset higher shareholder and KYC-related expenses.

ING Press Release 1Q2019 17

Consolidated Balance Sheet

Consolidated balance sheet

In € million	31 Mar. 19	31 Dec. 18
Assets		
Cash and balances with central banks	45,631	49,987
Loans and advances to banks	33,877	30,422
Financial assets at fair value through profit or loss	120,852	120,486
- trading assets	54,697	50,152
- non-trading derivatives	2,543	2,664
- designated as at fair value through profit or loss	2,757	2,887
- mandatorily at fair value through profit or loss	60,855	64,783
Financial assets at fair value through OCI	33,369	31,223
- equity securities fair value through OCI	2,697	3,228
- debt securities fair value through OCI	28,513	25,616
- loans and advances fair value through OCI	2,159	2,379
Securities at amortised cost	47,227	47,276
Loans and advances to customers	605,763	592,196
- customer lending	610,308	596,687
- provision for loan losses	-4,546	-4,491
Investments in associates and joint ventures	1,266	1,203
Property and equipment	2,920	1,659
Intangible assets	1,859	1,839
Other assets	10,953	9,476
Assets held for sale	1,218	1,262
Total assets	**904,935**	**887,030**

	31 Mar. 19	31 Dec. 18
Liabilities		
Deposits from banks	37,647	37,330
Customer deposits	561,440	555,812
- savings accounts	325,181	322,795
- credit balances on customer accounts	202,480	201,964
- corporate deposits	32,332	30,010
- other	1,447	1,044
Financial liabilities at fair value through profit or loss	98,552	92,693
- trading liabilities	34,288	31,215
- non-trading derivatives	2,733	2,299
- designated as at fair value through profit or loss	61,531	59,179
Other liabilities	17,977	15,983
Debt securities in issue	120,626	119,751
Subordinated loans	15,069	13,724
Total liabilities	**851,312**	**835,295**
Equity		
Shareholders' equity	52,788	50,932
Non-controlling interests	835	803
Total equity	**53,623**	**51,735**
Total liabilities and equity	**904,935**	**887,030**

ING Group's total assets increased by €17.9 billion to €904.9 billion in the first quarter of 2019, including €3.4 billion of positive currency impacts. The increase was mainly due to higher customer lending, growth of loans and advances to banks and an increase in property and equipment. These increases were partly offset by lower cash and balances with central banks. On the liability side of the balance sheet, the main increases were in customer deposits and financial liabilities at fair value through profit or loss.

Adjusted for currency impacts, net growth in core customer lending amounted to €8.7 billion, whereas net growth in customer deposits was €4.8 billion. ING Group's loan-to-deposit ratio increased to 1.08 at the end of March 2019 from 1.07 at the end of December 2018.

Cash and balances with central banks

Cash and balances with central banks decreased by €4.4 billion to €45.6 billion, reflecting active liquidity management.

Loans and advances to and deposits from banks

Loans and advances to banks increased by €3.5 billion to €33.9 billion. Deposits from banks increased by €0.3 billion to €37.6 billion.

Financial assets/liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss increased by €0.4 billion to €120.9 billion. An increase in trading assets of €4.5 billion (mainly securities) was almost fully offset by a €3.9 billion decrease in financial assets mandatorily recorded at fair value through profit or loss (predominantly reverse repos). Financial liabilities at fair value through profit or loss increased by €5.9 billion, and consisted of €3.1 billion of higher trading liabilities (repo activity) and €2.4 billion of higher designated financial liabilities at fair value through profit or loss. Financial assets and liabilities at fair value through profit or loss consist predominantly of derivatives, securities and (reverse) repos, and are mainly used to facilitate client needs.

Financial assets at fair value through OCI

Financial assets at fair value through other comprehensive income (OCI) increased by €2.1 billion to €33.4 billion, as a €2.9 billion increase in debt securities at Treasury was partly offset by decreases in equity securities and loans and advances. The €0.5 billion decrease in equity securities was due to the sale of our stake in Kotak Mahindra Bank, which was partly offset by an increase of the valuation of our stake in Bank of Beijing.

Loans and advances to customers

Loans and advances to customers increased by €13.6 billion to €605.8 billion due to higher customer lending which, adjusted for €2.4 billion of positive currency impacts, rose by €11.3 billion. This increase was mainly due to €8.7 billion of

18

ING Press Release 1Q2019

Consolidated Balance Sheet

net core lending growth, a €2.2 billion increase in short-term Treasury lending for balance sheet management purposes and a €0.6 billion valution adjustment in hedged mortgages. These impacts were partly offset by a €0.3 billion decline of the WUB and Lease run-off portfolios. The higher net core lending came from a €4.8 billion increase in Retail Banking, of which €2.9 billion was in residential mortgages, while Wholesale Banking grew net core lending by €3.9 billion, of which €2.5 billion was in Lending and €1.5 billion in Daily Banking & Trade Finance (predominantly Trade & Commodity Finance).

Property and equipment

Property and equipment increased by €1.3 billion to €2.9 billion, almost fully due to the impact of IFRS 16 'Leases', which came into effect as per 1 January 2019.

Assets held for sale

Assets held for sale were €1.2 billion and reflect the intended sale of an Italian lease run-off portfolio.

Customer deposits

Customer deposits increased by €5.6 billion to €561.4 billion. Adjusted for €0.5 billion of positive currency impacts and a €0.3 billion increase in Treasury deposits, the net production of customer deposits was €4.8 billion. Retail Banking recorded a net production of €5.6 billion, reflecting a €3.0 billion increase in current accounts and €2.7 billion of higher savings and deposits. In Wholesale Banking, net customer deposits decreased by €0.9 billion.

Debt securities in issue

Debt securities in issue increased by €0.9 billion to €120.6 billion. Certificates of deposit/commercial paper (CD/CPs) were €1.0 billion lower and are related to liquidity management and the facilitation of short-term commercial activities. Other debt securities, mainly long-term debt, increased by €1.9 billion due to higher new issuance activity in the first quarter. Issuances were primarily TLAC/MREL eligible.

Subordinated loans

Subordinated loans increased by €1.3 billion to €15.1 billion, mainly reflecting the issuance of Additional Tier 1 securities in February 2019.

Change in shareholders' equity

in € million	1Q2019	4Q2018
Shareholders' equity beginning of period	**50,932**	**48,997**
Net result for the period	1,119	1,273
Unrealised revaluations of equity securities	348	-27
Unrealised revaluations of debt instruments	-7	-80
Realised gains/losses debt instruments transferred to profit or loss	-19	9
Change in cashflow hedge reserve	454	355
Realised and unrealised other revaluations	23	8
Change in liability credit reserve	-78	119
Defined benefit remeasurement	-33	16
Exchange rate differences	27	252
Change in treasury shares	3	0
Change in employee stock options and share plans	21	7
Changes in the composition of the group	0	0
Dividend	0	0
Other changes	0	4
Total changes	**1,856**	**1,935**
Shareholders' equity end of period	**52,788**	**50,932**

Shareholders' equity

in € million	31 Mar. 19	31 Dec. 18
Share premium/capital	17,115	17,088
Revaluation reserve equity securities	1,937	1,914
Revaluation reserve debt instruments	336	363
Revaluation reserve cashflow hedge	1,058	604
Other revaluation reserves	227	204
Defined benefit remeasurement reserve	-427	-394
Currency translation reserve	-2,016	-2,043
Treasury shares	-8	-11
Liability credit reserve	-70	8
Retained earnings and other reserves	33,517	28,494
Net result year to date	1,119	4,703
Total	**52,788**	**50,932**

Shareholders' equity

Shareholders' equity increased by €1.9 billion to €52.8 billion. This mainly reflects the first-quarter 2019 net result of €1,119 million, a €454 million increase of the cashflow hedge reserve and an increase of €348 million of unrealised revaluations of equity securities. Shareholders' equity per share increased to €13.56 as of 31 March 2019 from €13.09 as of 31 December 2018.

ING Press Release 1Q2019

19

Risk Management

ING Group: Total credit outstandings[1]

	Credit outstandings		Stage 3 - credit impaired		Stage 3 ratio	
in € million	31 Mar. 2019	31 Dec. 2018	31 Mar. 2019	31 Dec. 2018	31 Mar. 2019	31 Dec. 2018
Residential mortgages Netherlands	116,033	116,069	766	867	0.7%	0.7%
Other lending Netherlands[2]	45,206	44,090	1,624	1,638	3.6%	3.7%
of which business lending Netherlands	26,092	25,084	1,248	1,183	4.8%	4.7%
Residential mortgages Belgium	40,286	39,829	1,010	899	2.5%	2.3%
Other lending Belgium	57,259	56,220	1,407	1,366	2.5%	2.4%
of which business lending Belgium	43,007	42,317	1,140	1,121	2.7%	2.6%
Retail Benelux	**258,784**	**256,207**	**4,807**	**4,769**	**1.9%**	**1.9%**
Residential mortgages Germany	72,994	72,799	406	437	0.6%	0.6%
Other lending Germany	12,676	15,764	228	225	1.8%	1.4%
Residential mortgages Other C&G Markets	67,601	65,026	507	478	0.8%	0.7%
Other lending Other C&G Markets	29,890	29,400	1,182	1,121	4.0%	3.8%
Retail Challengers & Growth Markets	**183,161**	**182,991**	**2,323**	**2,261**	**1.3%**	**1.2%**
Lending[2]	157,262	153,260	2,277	2,334	1.4%	1.5%
Daily Banking & Trade Finance	69,196	68,708	308	196	0.4%	0.3%
Financial Markets	3,050	3,153	0	-	0.0%	0.0%
Treasury & Other	9,483	11,127	683	701	7.2%	6.3%
Wholesale Banking	**238,992**	**236,248**	**3,268**	**3,231**	**1.4%**	**1.4%**
Total loan book	**680,938**	**675,446**	**10,398**	**10,261**	**1.5%**	**1.5%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions).
[2] As per 1Q2019, the Dutch domestic midcorporates real estate portfolio transferred from Wholesale Banking to Retail Banking Netherlands. Historical figures have been adjusted.

ING Group's Stage 3 ratio remained stable at 1.5% in the first quarter of 2019.

Credit risk management

ING Group's Stage 3 ratio, which represents Stage 3 credit-impaired assets as a percentage of total credit outstandings, remained stable at 1.5% compared to year end 2018.

The Stage 3 ratio for Wholesale Banking Lending decreased to 1.4% from 1.5% mainly due to portfolio growth, whereas the Stage 3 ratio for residential mortgages Netherlands and Germany remained stable at 0.7% and 0.6% respectively, reflecting the positive macroeconomic conditions. These improvements were partly offset by an increase of Stage 3 amounts in residential mortgages Belgium.

In the first quarter, ING Group's stock of provisions remained stable at €4.6 billion. The Stage 3 coverage ratio improved to 30.7% from 30.6%, mainly driven by additional provisions for some individual large files. ING Group's loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project and asset-based finance, and real estate finance.

Market risk

In the first quarter of 2019, the average Value-at-Risk (VaR) for ING Group's trading portfolio decreased to €8 million from €12 million in the fourth quarter of 2018. Compared with the previous quarter, the minimum of the total overnight VaR decreased to €6 million from €9 million, and the maximum also declined to €12 million from €15 million.

Consolidated VaR trading books

in € million	Minimum	Maximum	Average	Quarter-end
Foreign exchange	1	11	4	2
Equities	1	7	3	2
Interest rate	3	5	4	3
Credit spread	3	6	4	3
Diversification			-7	-3
Total VaR[1]	**6**	**12**	**8**	**7**

[1] The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on different dates.

Stock of provisions[1]

in € million	31 Mar. 2019	31 Dec. 2018	Change
Stage 1 12-month ECL	483	501	-18
Stage 2 Lifetime ECL not credit impaired	925	925	-0
Stage 3 Lifetime ECL credit impaired	3,193	3,139	54
Purchased credit impaired	2	2	
Total	**4,603**	**4,568**	**35**

[1] At the end of March 2019, the stock of provisions included provisions for loans and advances to central banks (€1 million), loans and advances to banks (€7 million), financial assets at FVOCI (€9 million), securities at amortised cost (€8 million), provisions for loans and advances to customers (€4,546 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (€32 million).

20

ING Press Release 1Q2019

Capital, Liquidity and Funding

ING Group: Capital position		
In € million	31 Mar. 2019	31 Dec. 2018
Shareholders' equity (parent)	52,788	50,932
- Interim profit not included in CET1 capital[1]	-2,595	-1,712
- Other regulatory adjustments	-4,265	-3,776
Regulatory adjustments	-6,860	-5,489
Available common equity Tier 1 capital	**45,928**	**45,443**
Additional Tier 1 securities[2]	6,523	5,339
Regulatory adjustments additional Tier 1	42	48
Available Tier 1 capital	**52,493**	**50,831**
Supplementary capital - Tier 2 bonds[3]	8,214	8,248
Regulatory adjustments Tier 2	-1,267	-1,136
Available BIS capital	**59,441**	**57,943**
Risk-weighted assets	311,884	314,149
Common equity Tier 1 ratio	**14.7%**	**14.5%**
Tier 1 ratio	16.8%	16.2%
Total capital ratio	19.1%	18.4%
Leverage Ratio	**4.4%**	**4.4%**

[1] The interim profit not included in CET1 capital as per 31 March 2019 (€2,595 million) includes €882 million for future dividend payments. The remainder (€1,712 million) is the amount of dividend payable that is set aside over 2018.
[2] Including €3,978 million which is CRR/CRD IV-compliant (4Q2018: €2,833 million), and €2,545 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (4Q2018: €2,506 million).
[3] Including €8,050 million which is CRR/CRD IV-compliant (4Q2018: €8,079 million), and €164 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (4Q2018: €168 million).

ING Group's common equity Tier 1 (CET1) ratio improved to 14.7% at the end of March 2019, supported by the sale of our stake in Kotak Mahindra Bank. Capitalising on attractive market conditions in the first quarter, ING successfully issued €6.8 billion of long-term senior debt.

Capital ratios

ING Group's CET1 ratio further increased to 14.7% at the end of the first quarter of 2019. The improvement compared to the fourth quarter of 2018 reflects higher CET1 capital and lower RWA. The reduction in RWA was supported by the sale of ING's stake in Kotak Mahindra Bank and positive risk migration.

ING Group's CET1 capital increased by €0.5 billion to €45.9 billion, partially due to the inclusion of €0.2 billion of interim profits. The remainder of interim profits was set aside for future dividend payments in line with ING's dividend policy. In addition, higher CET1 capital was supported by a €0.3 billion increase in the valuation of ING's stake in Bank of Beijing.

ING Group's Tier 1 ratio (including grandfathered securities) increased to 16.8% at the end of March 2019, supported by the increase in CET1 capital and the successful issuance of USD 1.25 billion of Additional Tier 1 securities. The total capital ratio (including grandfathered securities) increased to 19.1%, mirroring trends in Tier 1 capital.

On 25 April 2019, ING has announced that it will redeem a USD 1.045 billion Additional Tier 1 instrument in June 2019. The redemption is in line with ING's strategy to continuously optimise its capital structure.

The leverage ratio of ING Group according to the Delegated Act (including grandfathered securities) takes into account the impact of grossing up the notional cash pool activities. The leverage ratio on 31 March 2019 was 4.4%, unchanged compared to the previous quarter. The increase in the Tier 1 capital was offset by an increase in the total exposure measure as a result of higher lending volumes.

2018 was the last year of phasing in capital deductions and prudential filters under CRR.

Risk-weighted assets

At the end of March 2019, ING Group's total RWA amounted to €311.9 billion, down €2.3 billion from the end of the previous quarter. The decrease mainly reflects (i) the sale of the ING's stake in Kotak Mahindra Bank, resulting in a RWA relief of €3.6 billion and (ii) positive risk migration in Wholesale Banking and the C&G countries. The decrease was partly offset by (i) currency impacts of €1.3 billion, (ii) model updates and (iii) volume growth. At comparable FX rates, credit RWA decreased by €1.6 billion. Market RWA decreased by €2.0 billion, mainly due to the aforementioned sale of the equity stake and lower volatility. Operational RWA remained at the same level as at the end of 2018.

ING Group: Composition of RWA		
in € billion	31 Mar. 2019	31 Dec. 2018
Credit RWA	271.8	272.1
Operational RWA	35.5	35.5
Market RWA	4.5	6.5
Total RWA	**311.9**	**314.1**

ING Press Release 1Q2019

21

Capital, Liquidity and Funding

SREP assessment

In February 2019, ING was notified of the European Central Bank's (ECB) decision on the 2018 Supervisory Review and Evaluation Process (SREP), which sets the capital requirements for 2019. The Pillar 2 requirement remained stable at 1.75%. ING is committed to maintaining a CET1 ratio above the prevailing fully loaded requirement, currently at 11.81%, plus a comfortable management buffer.

Liquidity and funding

ING holds a buffer of High Quality Liquid Assets (HQLA) to ensure sufficient liquidity in times of stress. The adequacy of this buffer is measured by the Liquidity Coverage Ratio (LCR). ING's 12-month moving average LCR increased from 123% in the fourth quarter of 2018 to 125% in the first quarter of 2019. This was mainly driven by an increase in average inflow of €1.1 billion.

LCR 12-month moving average

in € billion	31 Mar. 2019	31 Dec. 2018
Level 1	125.0	124.0
Level 2A	4.2	4.6
Level 2B	6.0	7.1
Total HQLA	**135.2**	**135.6**
Stressed Outflow	**199.4**	**200.3**
Stressed Inflow	**90.8**	**89.7**
LCR	**125%**	**123%**

ING's funding is well-diversified. It consists mainly of retail deposits in addition to corporate deposits and long-term debt, including capital. This combination creates a stable source of long-term funding. In the first quarter of 2019, ING's total funding base increased, driven by an increase in retail customer deposits and long-term debt.

Funding mix

in %	31 Mar. 19	31 Dec. 18
Customer deposits (retail)	50%	50%
Customer deposits (corporate)	20%	21%
Lending / repurchase agreement	7%	7%
Interbank	5%	5%
CD/CP	5%	6%
Long term senior debt	11%	11%
Subordinated debt	2%	2%

Long-term senior debt increased by €3.4 billion. ING issued €4.6 billion of senior unsecured debt (including ING Bank-issued senior debt), benefiting from benign issuance conditions in various currencies during the first quarter of 2019. In addition, ING Bank issued €2.2 billion of covered bonds. This was partly offset by €3.4 billion of contractual maturities.

Out of the €93 billion of outstanding long-term debt, €61 billion is denominated in euro and €23 billion in US dollar.

Long-term debt maturity ladder per currency, 31 March 2019

in € billion	Total	'19	'20	'21	'22	'23	'24	'25	'26	>'26
EUR	61	6	8	8	6	5	1	3	5	18
USD	23	3	2	2	4	4	0	0	1	6
Other	9	1	1	2	0	1	1	0	1	1
Total	**93**	**10**	**12**	**13**	**10**	**10**	**2**	**3**	**8**	**25**

Ratings

On 8 February 2019, Fitch upgraded its long-term rating for ING Bank N.V. to AA- (from A+). The upgrade reflects Fitch's view of the build-up of a significant and sustainable buffer of junior debt that could be made available to protect senior creditors from default, in case of failure. The ratings and outlooks from S&P and Moody's remained unchanged.

Main credit ratings of ING on 1 May 2019

	Standard & Poor's		Moody's		Fitch Ratings	
	Rating	Outlook	Rating	Outlook	Rating	Outlook
ING Groep N.V.	A-	Stable	Baa1	Stable	A+	Stable
ING Bank N.V.	A+	Stable	Aa3	Stable	AA-	Stable

22

ING Press Release 1Q2019

Economic Environment Economic activity Eurozone business sentiment was weak in the first quarter as concerns about Brexit and the e ﬀ ects of trade conflicts weighed on new orders. Economic growth is unlikely to have picked up after the disappointing second half of 2018. Interest rates The US yield curve inverted in the first quarter, sparking concern about the medium - term growth outlook in the US . In the eurozone, global risks and low inflation expectations have made long - term rates negative again. The short - term rates remained stable as the ECB extended its forward guidance of no rate increases until the end of the year. Percentages In the US, business sentiment remains high as the labour m a r k e t k e ep s f u e ll i n g c u r r e n t d o m e s t i c d e m a nd . G r o w t h i s expected to moderate over the course of the year as positive e ﬀ ects from the tax reform fade away, but should be supported by the Fed’s expectations of zero rate hikes this year. Index 4 3 2 1 0 - 1 60 55 50 1 Jan. 1 Ap r . 1 J u ly 1 O c t. 2017 2017 2017 2017 1 Jan. 2018 1 Ap r . 1 J u ly 1 O c t. 1 Jan. 1 Ap r . 2018 2018 2018 2019 2019 45 Eurozone 10 yr swap Eurozone 3m interbank US 10 yr swap US 3m interbank 1 Jan. 2017 1 Apr. 2017 1 J u ly 1 O c t. 1 Jan. 1 Ap r . 1 J u ly 1 O c t. 1 Jan. 1 Ap r . 2017 2017 2018 2018 2018 2018 2019 2019 Eurozone composite PMI US composite PMI Consumer confidence Eurozone consumer confidence has been improving in recent months as increasing wage growth and slowing inflation have boosted spending power for the European consumer. Index Stock markets Equity indices rebounded in the first quarter as the decisions of the ECB and the Fed not to raise rates in 2019 had a positive e ﬀ ect on stock prices. Index 5 3,000 2,500 0 - 5 2,000 - 10 1,500 - 15 1,000 1 Jan. 1 Ap r . 1 J u ly 1 O c t. 1 Jan. 1 Ap r . 1 J u ly 1 O c t. 1 Jan. 1 Ap r . 2017 2017 2017 2017 2018 2018 2018 2018 2019 2019 1 Jan. 1 Ap r . 1 J u ly 1 O c t. 1 Jan. 1 Ap r . 1 J u ly 1 O c t. 1 Jan. 1 Ap r . 2017 2017 2017 2017 2018 2018 2018 2018 2019 2019 - ,m"#,!# ',"'! 2 - 0 FTSE E300 S&P 500 Currency markets The euro/dollar exchange rate saw very low volatility over the first quarter, moving within just a few cents around the 1.13 level. Credit markets Cr e d i t s p r e a d s h a ve c o m e do w n m a r k e d l y i n b o t h t h e US and the eurozone since the end of 2018, reflecting the change in course of the major central banks. USD per 1 EUR Basis points 1.3 100 1.2 80 1.1 60 1.0 40 1 Jan. 1 Ap r . 2017 2017 1 J u ly 1 O c t. 1 Jan. 1 Ap r . 1 J u ly 1 O c t. 1 Jan. 1 Ap r . 2017 2017 2018 2018 2018 2018 2019 2019 1 Jan. 1 Ap r . 1 J u ly 1 O c t. 1 Jan. 1 Ap r . 1 J u ly 1 O c t. 1 Jan. 1 Ap r . 2017 2017 2017 2017 2018 2018 2018 2018 2019 2019 EUR/USD iTraxx Main 5 yr (Europe) CDX IG 5 yr (US) Source: ING Economics Department ING Press Release 1Q2019 23

Appendix

Consolidated profit or loss account: ING Group

ING Group: Consolidated profit or loss account

	Total ING Group		of which: Divestments/Special items		of which: Insurance Other		of which: Underlying Banking	
In € million	1Q2019	1Q2018	1Q2019	1Q2018	1Q2019	1Q2018	1Q2019	1Q2018
Net interest income	3,483	3,404				-	3,483	3,404
Net fee and commission income	675	659				-2	675	661
Investment income	150	65				-	150	65
Other income	268	361				34	268	327
Total income	**4,576**	**4,489**	-	-	-	**33**	**4,576**	**4,457**
Expenses excl. regulatory costs	2,272	2,193					2,272	2,193
Regulatory costs	515	493					515	493
Operating expenses	**2,787**	**2,686**	-	-	-	-	**2,787**	**2,686**
Gross result	**1,789**	**1,804**	-	-	-	**33**	**1,789**	**1,771**
Addition to loan loss provisions	207	85					207	85
Result before tax	**1,582**	**1,718**	-	-	-	**33**	**1,582**	**1,686**
Taxation	443	463				-0	443	464
Non-controlling interests	21	29					21	29
Net result ING Group	**1,119**	**1,225**	-	-	-	**33**	**1,119**	**1,192**

ING Group: Underlying profit or loss account

	Total ING Group		of which: Retail Banking[1]		of which: Wholesale Banking[1]		of which: Corporate Line Banking	
In € million	1Q2019	1Q2018	1Q2019	1Q2018	1Q2019	1Q2018	1Q2019	1Q2018
Net interest income	3,483	3,404	2,429	2,468	930	871	123	64
Net fee and commission income	675	661	415	401	262	261	-2	-1
Investment income	150	65	23	40	8	24	119	1
Other income	268	327	169	183	106	179	-8	-35
Total underlying income	**4,576**	**4,457**	**3,036**	**3,093**	**1,307**	**1,335**	**233**	**29**
Expenses excl. regulatory costs	2,272	2,193	1,537	1,531	640	593	96	68
Regulatory costs	515	493	383	382	132	111	-0	-0
Operating expenses	**2,787**	**2,686**	**1,920**	**1,914**	**771**	**704**	**96**	**68**
Gross result	**1,789**	**1,771**	**1,116**	**1,179**	**536**	**632**	**137**	**-40**
Addition to loan loss provisions	207	85	136	96	71	-10	-0	0
Underlying result before tax	**1,582**	**1,686**	**980**	**1,084**	**465**	**642**	**137**	**-40**
Taxation	443	464	262	283	148	156	32	25
Non-controlling interests	21	29	17	25	3	4	-0	-0
Underlying net result	**1,119**	**1,192**	**701**	**776**	**313**	**481**	**105**	**-65**
Special items after tax	-	-	-	-	-	-	-	-
Net result Banking	**1,119**	**1,192**	**701**	**776**	**313**	**481**	**105**	**-65**
Net result Insurance Other	-	33						
Net result ING Group	**1,119**	**1,225**						

[1] As per 1Q2019, the Dutch domestic midcorporates real estate finance portfolio transferred from Wholesale Banking to Retail Banking Netherlands. Historical figures have been adjusted.

ING Group: Profitability and efficiency

	ING Group		Retail Banking[1]		Wholesale Banking[1]		Corporate Line Banking	
In € million	1Q2019	1Q2018	1Q2019	1Q2018	1Q2019	1Q2018	1Q2019	1Q2018
Cost/income ratio	60.9%	59.8%						
Underlying cost/income ratio	60.9%	60.3%	63.2%	61.9%	59.0%	52.7%	n.a.	n.a.
ING Group's total return on IFRS-EU equity[2]	9.0%	10.3%						
ING Group's underlying return on IFRS-EU equity[2]	9.0%	10.0%						

[1] As per 1Q2019, the Dutch domestic midcorporates real estate finance portfolio transferred from Wholesale Banking to Retail Banking Netherlands. Historical figures have been adjusted.
[2] Annualised underlying net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.

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ING Press Release 1Q2019

Geographical split: Consolidated profit or loss account Total ING Group Netherlands Belgium 1) Germany Other Challengers Growth Markets Rest of World 1) Other 2) in € billion) Appendix C onsolida t ed p r ofit or loss a cc ount: Geog r aphi c al split ING P r ess R elease 1Q2019 25 Wholesale Banking In € million 1Q2019 1Q2018 1Q2019 1Q2018 1Q2019 1Q2018 1Q2019 1Q2018 1Q2019 1Q2018 1Q2019 1Q2018 1Q2019 1Q2018 1Q2019 1Q2018 Net inte r est inc ome 3,483 3,404 1,035 1,129 551 513 525 550 441 437 408 394 401 319 121 62 Net f ee and c ommission in c ome 675 661 244 232 129 120 65 57 68 63 74 79 99 111 - 3 - 1 I n v estment inc ome 150 65 3 35 10 33 13 0 1 - 13 4 10 0 - 1 120 1 Other inc ome 268 327 0 77 59 82 53 16 - 6 28 76 48 90 109 - 5 - 34 T o t al underlying in c ome 4,576 4,457 1,282 1,474 748 747 656 623 505 516 562 531 590 537 233 29 E xpenses e x cl. r eg u latory costs 2,272 2,193 640 659 409 406 277 257 296 266 252 261 302 275 97 70 R eg u latory c osts 515 493 116 126 207 206 56 54 26 23 63 47 48 37 - 0 - 0 Ope r ating e xpenses 2,787 2,686 756 784 615 612 333 311 321 289 315 307 350 312 97 70 G r oss r esult 1,789 1,771 526 690 133 134 323 312 183 226 247 224 240 225 137 - 42 Addition to loan loss p r o visions 207 85 23 - 27 77 34 - 18 10 44 37 60 31 21 - 0 - 0 0 Underlying r esult be f o r e t ax Banking 1,582 1,686 503 717 56 100 341 302 139 189 187 193 219 226 137 - 42 R etail Banking 980 1,084 533 623 33 21 201 195 72 89 141 156 - - - - Wholesale Banking 465 642 - 31 93 22 79 141 108 67 100 46 38 219 226 - 0 - 2 C orpo r ate Line 137 - 40 - - - - - - - - - - - - 137 - 40 Underlying r esult be f o r e t ax 1,582 1,686 503 717 56 100 341 302 139 189 187 193 219 226 137 - 42 T a x ation 443 464 125 173 13 28 121 105 51 59 42 36 63 38 27 25 Non - c ont r olling inte r ests 21 29 0 - 0 0 6 1 0 - - 20 23 - - - 0 - 0 Underlying net r esult Banking 1,119 1,192 378 543 42 66 220 197 88 130 125 134 156 188 109 - 66 Special items a f ter tax - - - - - - - - - - - - - - - - Net r esult Banking 1,119 1,192 378 543 42 66 220 197 88 130 125 134 156 188 109 - 66 Net r es u lt Insu r an c e Other - 33 Net r esult ING G r oup 1,119 1,225 Customer lending/deposits (end of period, R esidential mo r tgages 291.6 278.3 112.7 111.8 38.5 36.6 73.9 70.4 56.2 50.4 10.4 9.2 0.0 0.0 0.0 0.0 Other lending 318.7 299.9 76.1 75.2 67.8 62.3 45.5 42.3 31.4 29.9 27.1 26.8 70.4 63.1 0.4 0.3 Customer deposits 561.4 546.8 170.8 173.8 104.0 100.4 138.2 133.6 95.6 89.5 39.3 36.5 13.4 13.3 0.0 - 0.2 Profitability and e ﬃ ciency 3 ) C ost /inc ome r atio 60 . 9% 60 . 3% 59 . 0% 53 . 2% 82 . 2% 82 . 0% 50 . 7% 49 . 9% 63 . 7% 56 . 1% 56 . 1% 57 . 8% 59 . 3% 58 . 0% 41 . 5% 245 . 8 % R eturn on equity based on 13 . 5 % CET 1 4 ) 10 . 8% 11 . 6% 15 . 6% 20 . 8% 2 . 3% 4 . 2% 15 . 2% 14 . 6% 7 . 5% 12 . 4% 10 . 5% 10 . 8% 7 . 1% 8 . 6% 106 . 6% - 59 . 5 % Employees (internal FT E s, end of period) 52 , 658 51 , 752 14 , 834 13 , 745 9 , 324 9 , 717 5 , 226 5 , 076 5 , 058 4 , 824 14 , 474 14 , 9 62 3 , 735 3 , 421 6 8 Risk 3) Risk c osts in bps of a v e r age customer lending 14 6 5 - 6 29 14 - 2 - 0 20 18 64 34 12 - 0 - 5 3 Risk c osts in bps of a v e r age R W A 26 11 13 - 14 57 27 - 17 10 50 48 58 28 13 - 0 - 1 1 Risk - w eighted assets (end of period, in € billion) 311.9 312.4 71.4 76.3 54.2 51.0 42.6 41.0 34.9 31.4 39.8 43.4 6 5 .9 65.8 3.2 3.6 1) As per 1Q2019, financials of Nordics locations (which are managed from Brussels) transferred from 'WB Rest of World' to 'Bel giu m'. Historical figures have been adjusted. 2) Region Other consists of Corporate Line and Real Estate run - o ﬀ portfolio. 3) Key figures based on underlying figures. 4) Underlying after - tax return divided by average equity based on 13.5% of RWA (annualised).

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's 53,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, evidenced by ING's ranking as a leader in the banks industry group by Sustainalytics. ING Group shares are included in the FTSE4Good Index and in the Dow Jones Sustainability Index (Europe and World), where ING is also among the leaders in the banks industry group.

Further information

All publications related to ING's 1Q19 results can be found at www.ing.com/1q19, including a video with CEO Ralph Hamers. The video is also available on YouTube.

Additional financial information is available at www.ing.com/qr:
- ING Group historical trend data
- ING Group analyst presentation (also available via SlideShare)

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via ing.yourmediakit.com or can be requested by emailing info@yourmediakit.com. ING presentations are available at SlideShare.

Important legal information

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

ING Group's annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU'). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2018 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of the United Kingdom leaving the European Union or a break-up of the euro, (4) changes in the fiscal position and the future economic performance of the US including potential consequences of a downgrade of the sovereign credit rating of the US government, (5) potential consequences of a European sovereign debt crisis, (6) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, (7) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (8) changes affecting interest rate levels, (9) inflation and deflation in our principal markets, (10) changes affecting currency exchange rates, (11) changes in investor and customer behaviour, (12) changes in general competitive factors, (13) changes in or discontinuation of 'benchmark' indices, (14) changes in laws and regulations and the interpretation and application thereof, (15) changes in compliance obligations including, but not limited to, those posed by the implementation of DAC6, (16) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (17) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (18) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (19) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (20) changes in credit ratings, (21) the outcome of current and future legal and regulatory proceedings, (22) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (23) risks and challenges related to cybercrime including the effects of cyber-attacks and changes in legislation and regulation related to cybersecurity and data privacy, (24) the inability to protect our intellectual property and infringement claims by third parties, (25) the inability to retain key personnel, (26) business, operational, regulatory, reputation and other risks in connection with climate change, (27) ING's ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (28) the other risks and uncertainties detailed in this annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com. (29) This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

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ING Press Release 1Q2019